AMERA RESOURCES CORPORATION

SECURITY CLASS

HOLDER ACCOUNT NUMBER

FORM OF PROXY - SPECIAL MEETING TO BE HELD ON DECEMBER 5, 2008

THIS FORM OF PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT.

NOTES TO PROXY

1.

EVERY HOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON OR COMPANY OF THEIR CHOICE, WHO NEED NOT BE A HOLDER, TO ATTEND AND ACT ON THEIR BEHALF AT THE MEETING.  IF YOU WISH TO APPOINT A PERSON OR COMPANY OTHER THAN THE PERSONS WHOSE NAMES ARE PRINTED HEREIN, PLEASE INSERT THE NAME OF YOUR CHOSEN PROXYHOLDER IN THE SPACE PROVIDED (SEE REVERSE).

2. If the  securities  are  registered in the name of more than one owner (for example,  joint  ownership,  trustees,  executors,  etc.),Then all  those registered  should  sign  this  proxy.  If you are  voting  on  behalf of a corporation   or  another   individual  you  may  be  required  to  provide documentation  evidencing  your  power  to sign  this  proxy  with  signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. THE SECURITIES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED BY THE HOLDER, HOWEVER, IF SUCH A DIRECTION IS NOT MADE IN RESPECT OF ANY MATTER, THIS PROXY WILL BE VOTED AS RECOMMENDED BY MANAGEMENT.

6. The securities  represented  by this proxy will be voted or withheld  from voting, in accordance with the instructions of the holder, on any ballot that may be called  for and,  if the  holder has  specified  a choice with respect to any  matter  to be  acted  on,  the  securities  will be  voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

PROXIES SUBMITTED MUST BE RECEIVED BY 10:00 AM, PACIFIC STANDARD TIME

 ON WEDNESDAY DECEMBER 3, 2008.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

TO VOTE USING THE TELEPHONE

TO VOTE USING THE INTERNET

- Call the number listed BELOW

- Go to the following web site:

from a touch tone telephone

www.investorvote.com

1-866-732-VOTE (8683) TOLL FREE

IF YOU VOTE BY TELEPHONE OR THE INTERNET, DO NOT MAIL BACK THIS PROXY.

VOTING  BY MAIL  may be the only  method  for  securities  held in the name of a corporation or securities being voted on behalf of another individual.

VOTING BY MAIL OR BY INTERNET are the only methods by which a holder may appoint a person as proxyholder other than the Management  nominees named on the reverse of this  proxy.  Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

TO VOTE BY TELEPHONE OR THE INTERNET, YOU WILL NEED TO PROVIDE YOUR CONTROL

NUMBER, HOLDER ACCOUNT NUMBER AND ACCESS NUMBER LISTED BELOW.

CONTROL NUMBER             HOLDER ACCOUNT NUMBER              ACCESS NUMBER

APPOINTMENT OF PROXYHOLDER

The  undersigned  shareholder  of Amera Resources Corporation.(the  "Company")  hereby appoints:  NIKOLAOS CACOS, the President,  Chief Executive Officer and a director of the Company, or failing him, DAVID TERRY, a director of the Company.

                                       OR

_______________________________  PRINT THE NAME OF THE PERSON YOU ARE APPOINTING IF THIS PERSON IS SOMEONE OTHER THAN THE MANAGEMENT NOMINEES LISTED HEREIN

as my/our  proxyholder with full power of substitution and to vote in accordance with the  following  direction  (or if no  directions  have been  given, as the proxyholder sees fit) and all other  matters that may properly  come before the Special Meeting of Amera Resources Corporation to be held at 709 - 837 West Hastings  Street,  Vancouver,  British  Columbia on December 5, 2008 at 10:00 AM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1.  CONSOLIDATE COMMON SHARES

To consider and, if deemed advisable, approve a special resolution to alter the authorized share capital of the Company by consolidating all of the 41,846,036 issued common shares without par value into 4,184,603 common shares without par value, on the basis that every 10 common shares be consolidated into 1 common share without par value, or in such lesser basis as may be approved by the Company’s Board of Directors and the TSX Venture Exchange, as outlined in the attached Information Circular.

FOR _________	AGAINST _________

2. CHANGE COMPANY NAME

To consider and, if deemed advisable, to pass a special resolution approving an amendment to the Notice of Articles of the Company (the “Notice of Articles”) to change the name of the Company to Panthera Resources Inc. or such other name as may be acceptable to the Company’s Board of Directors, the Registrar of Companies and the TSX Venture Exchange.

FOR _________	AGAINST _________

3. AUTHORIZE THE COMPANY

The Company be authorized to abandon or terminate all or any part of the consolidation of its common shares and change of name if the Board of Directors of the Company deems it appropriate and in the best interest of the Company to do so.

FOR _________	AGAINST _________

4.

TRANSACT OTHER BUSINESS

To transact such other business as may properly come before the Meeting, or any adjournment or adjournments thereof.	FOR _________	AGAINST _________

_____________________________________________________________________________

AUTHORIZED  SIGNATURE(S) - THIS SECTION MUST BE COMPLETED FOR YOUR  INSTRUCTIONS TO BE EXECUTED.

I/We authorize you to act in accordance with my/our instructions set out above.  I/We hereby revoke any proxy previously given with respect to the Meeting. IF NO VOTING INSTRUCTIONS ARE INDICATED ABOVE, THIS PROXY WILL BE VOTED AS RECOMMENDED BY MANAGEMENT.

___________________________________           _____________________________

SIGNATURE(S)                                       DATE